

April 4, 2013

Via E-mail
Thomas E. O'Hern
Senior Executive Vice President and Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

> **Re:** **The Macerich Company**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 1-12504**

Dear Mr. O'Hern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 1. Business, page 3

Lease Expirations, page 13

1. In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, tenant improvement costs, and leasing commissions. These should be presented on a per square foot basis. Also, please compare new rents on new and renewed leases to prior rent based on effective rent. In addition, to the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents.

Item 15. Exhibits and Financial Statement Schedules, page 67

(a) Financial Statements of the Company

Notes to Consolidated Financial Statements, page 77

2. Summary of Significant Accounting Policies, page 77

Capitalization of Costs, page 78

2.   We are unable to locate your disclosure indicating the amount of indirect costs capitalized consistent with your response dated June 26, 2012. Please advise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Adviser at 202.551.3585 or Angela McHale, Attorney-Adviser at 202.551.3402 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief